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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
               (Amendment No.        12                        )*


                  American Power Conversion Corporation
                                (Name of Issuer)

                  Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                               029066 10 7
                              (CUSIP Number)


                                 12/31/00
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

           Rule 13d-1(b)  [ ]
           Rule 13d-1(c)  [X]
           Rule 13d-1(d)  [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Rodger B. Dowdell, Jr.
   ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                     (a)
                                                     (b)

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

             5  SOLE VOTING POWER

                17,560,002
 NUMBER OF
  SHARES     6  SHARED VOTING POWER
BENEFICIALLY    -0-
 OWNED BY
   EACH      7  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON        16,807,372

   WITH:     8  SHARED DISPOSITIVE POWER

                752,630

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   17,560,002

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

   See Item 4


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    8.6%

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN




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Item 1(a).     Name of Issuer:  American Power Conversion Corporation.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               P.O. Box 278, 132 Fairgrounds Road, West Kingston, Rhode Island 02892.

Item 2(a).     Name of Person Filing:  Rodger B. Dowdell, Jr.

Item 2(b).     Address of Principal Business Office or, if None, Residence:
          The address of the principal business office of Mr. Dowdell is: P.O. Box 278, 132 Fairgrounds Road, West Kingston, Rhode Island 02892.

Item 2(c).     Citizenship:  Mr. Dowdell is a United States citizen.

Item 2(d). Title of Class of Securities: Common Stock, $.01 par value per share.

Item 2(e).     CUSIP Number:  029066-10-7

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    (a) [     ]    Broker or Dealer registered under Section 15
                    of the Securities Exchange Act of 1934 (the "Act").

                    (b) [     ]    Bank as defined in Section 3(a)(6) of the
                    Act.

                    (c) [     ]    Insurance Company as defined in
                    Section 3(a)(19) of the Act.

                    (d) [     ]    Investment Company registered under Section 8
                    of the Investment Company Act of 1940.

                    (e) [     ]    Investment Advisor registered under
                    Section 203 of the Investment Advisers Act of 1940.

                    (f) [     ]    Employee Benefit Plan, Pension Fund which is
                    subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                    Rule 13d-1(b)(1)(ii)(F) of the Act.

                    (g) [     ]    Parent Holding Company, in accordance with
                    Rule 13d-1(b)(ii)(G) of the Act.

                    (h) [     ]    Group, in accordance with
                    Rule 13d-1(b)(1)(ii)(H) of the Act.

                              Not Applicable.

Item 4.        Ownership.

           (a) Amount Beneficially Owned: Mr. Dowdell may be deemed to own beneficially 17,560,002 shares of Common Stock as of December 31, 2000, which includes 752,630 shares currently allocated to him under the Company's Employee Stock Ownership Plan ("ESOP"). In addition, Mr. Dowdell is a co-trustee of the ESOP, and as such may be deemed to be the beneficial owner of the 8,310,349 shares currently held by the ESOP. Mr. Dowdell disclaims beneficial ownership to those 8,310,349 shares other than the 752,630 shares allocated to him.*
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           (b) Percent of Class:  8.6% (based on the 194,761,438 shares of
               Common Stock of American Power Conversion Corporation outstanding as of December 31, 2000.).

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:  17,560,002 shares

               (ii) shared power to vote or to direct the vote:  0 shares

               (iii)     sole power to dispose or direct the disposition of:
                    16,807,372 shares

               (iv) shared power to dispose or to direct the disposition of:
                    752,630 shares

     * Information as to ESOP numbers contained herein do not reflect final adjustments or allocations for fiscal year ended December 31, 2000.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).


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                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 14, 2001




                                    /s/ Rodger B. Dowdell,Jr.
                                   ------------------------------
                                   Rodger B. Dowdell, Jr.